Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”, ”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE
Results for the six months and year ended 31 December 2024 – Short form announcement
JOHANNESBURG, 21 February 2025: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to report operating and financial results for the six months ended 31 December 2024, and reviewed condensed consolidated financial statements for the year ended 31 December 2024.

SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2024
•Safety continues to improve with Group SIFR and TRIFR at lowest recorded levels since 2013
•Revenue for H2 2024 of R56.9 billion (US$3.2 million) 7% higher than for H2 2023
•Restructuring and closure of loss making operations improve profitability. Capital building initiatives secure Group Balance sheet
•Net debt : adjusted EBITDA1 of 1.79x at 31 Dec 2024 reduces to pro forma 1.08x, post proceeds of stream financing arrangement
•Group adjusted EBITDA of R6.4 billion (US$360 million) stable for the third sequential 6-month period
•SA gold – leverage to higher gold price drove a 216% increase in adjusted EBITDA¹ to R3.6 billion (US$206 million) for H2 2024
•SA PGM – operating cost increase of 6% to R23,608/4Eoz (US$1,317/4Eoz) in line with inflation. AISC4 increased by 10% due to higher capex for H2 2024
•US PGM – consistent production and 27% reduction in AISC to US$1,367/2Eoz for 2024, delivered according to Q4 2024 restructuring plan
–restructured further at end 2024 due to persistently low prices
•S45x benefits for 2025 could enhance profitability of US PGM and US PGM recycling operations by combined US$60 million (R1.1 billion)
•US recycling operations (US PGM and Reldan) contribute US$32 million (R594 million) to Group adjusted EBITDA for 2024
•Australian region - Century operation adjusted EBITDA contribution of US$34 million (R641 million) for the year
•Transaction with Glencore Merafe Venture adds significant value to SA PGM chrome production

KEY STATISTICS - GROUP

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024		KEY STATISTICS		Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
						GROUP
(2,051)	(398)	(2,458)	(390)	(8)	US$m	Basic earnings	Rm	38	(7,335)	(45,195)	(7,297)	(37,772)
97	99	(227)	15	85	US$m	Headline earnings	Rm	1,543	274	(4,107)	1,817	1,784
1,116	715	340	355	360	US$m	Adjusted EBITDA[1,14]	Rm	6,440	6,648	6,409	13,088	20,556
(2,032)	(311)	(2,459)	(372)	61	US$m	(Loss)/profit for the period	Rm	1,291	(7,001)	(45,216)	(5,710)	(37,430)
18.42	18.32	18.62	18.72	17.92	R/US$	Average exchange rate using daily closing rate

KEY STATISTICS BY REGION

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024		KEY STATISTICS		Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
						AMERICAS REGION
						US PGM underground operations
427,272	425,842	221,759	238,139	187,703	oz	2E PGM production[2,3]	kg	5,838	7,407	6,897	13,245	13,290
1,243	988	1,124	977	1,001	US$/2Eoz	Average basket price	R/2Eoz	17,942	18,289	20,928	18,097	22,890
35	(9)	(18)	27	(36)	US$m	Adjusted EBITDA[14]	Rm	(599)	488	(266)	(111)	710
1,872	1,367	1,992	1,343	1,390	US$/2Eoz	All-in sustaining cost[4,14]	R/2Eoz	24,912	25,149	37,090	25,042	34,465
						US PGM recycling
310,314	316,470	147,862	154,938	161,532	oz	3E PGM recycling[2,3]	kg	5,024	4,819	4,599	9,843	9,652
2,334	1,266	1,939	1,252	1,279	US$/3Eoz	Average basket price	R/3Eoz	22,922	23,437	36,105	23,189	42,981
33	17	13	8	9	US$m	Adjusted EBITDA[14]	Rm	179	147	236	326	607
						US Reldan operations[5]
—	15	—	—	15	US$m	Adjusted EBITDA[15]	Rm	262	6	—	268	—

KEY STATISTICS BY REGION

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024		KEY STATISTICS		Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
						SOUTHERN AFRICA (SA) REGION
						PGM operations
1,672,927	1,738,946	873,745	828,460	910,486	oz	4E PGM production[3,6,7]	kg	28,319	25,768	27,177	54,087	52,034
1,574	1,322	1,304	1,309	1,333	US$/4Eoz	Average basket price	R/4Eoz	23,892	24,499	24,276	24,213	28,979
958	407	309	255	152	US$m	Adjusted EBITDA[14]	Rm	2,633	4,766	5,826	7,399	17,620
1,089	1,198	1,094	1,150	1,245	US$/4Eoz	All-in sustaining cost[4,14]	R/4Eoz	22,317	21,533	20,363	21,948	20,054
						Gold operations
810,584	704,583	393,847	344,109	360,474	oz	Gold produced	kg	11,212	10,703	12,250	21,915	25,212
1,936	2,378	1,955	2,205	2,560	US$/oz	Average gold price	R/kg	1,474,973	1,327,000	1,170,362	1,400,468	1,146,093
193	323	63	117	206	US$m	Adjusted EBITDA[14]	Rm	3,631	2,201	1,148	5,832	3,523
1,904	2,126	2,008	2,078	2,175	US$/oz	All-in sustaining cost[4,14]	R/kg	1,253,083	1,250,647	1,202,225	1,251,810	1,127,138
						EUROPEAN REGION
						Sandouville nickel refinery
7,125	7,705	3,632	4,270	3,435	tNi	Nickel production[8]	tNi	3,435	4,270	3,632	7,705	7,125
23,955	19,701	21,075	20,309	18,681	US$/tNi	Nickel equivalent average basket price[9]	R/tNi	334,755	380,190	392,420	360,855	441,138
(72)	(41)	(37)	(15)	(26)	US$m	Adjusted EBITDA[14]	Rm	(443)	(280)	(701)	(723)	(1,328)
35,474	24,548	33,492	23,684	25,616	US$/tNi	Nickel equivalent sustaining cost[10,14]	R/tNi	459,031	443,366	623,615	449,644	653,246
						AUSTRALIAN REGION
						Century zinc retreatment operation[11]
76	82	51	42	40	ktZn	Zinc metal produced (payable)[12]	ktZn	40	42	51	82	76
1,728	2,678	1,766	2,366	2,898	US$/tZn	Average equivalent zinc concentrate price[13]	R/tZn	51,931	44,297	32,878	49,046	31,815
(15)	34	13	(19)	53	US$m	Adjusted EBITDA[14]	Rm	992	(351)	217	641	(285)
1,975	2,317	1,759	2,228	2,413	US$/tZn	All-in sustaining cost[4,14]	R/tZn	43,244	41,710	32,746	42,446	36,361
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see note 11.1 of the condensed consolidated financial statements
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks” sections for the definition of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. All salient features for the US Reldan operations are shown separately from the US PGM underground operations and the US PGM recycling
6The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana" sections
7As previously announced, Sibanye Rustenburg Platinum Mines Limited had entered into a pool and share agreement to acquire Rustenburg Platinum Mines Limited 50% ownership of Kroondal. The acquisition became effective on 1 November 2023 after all conditions precedent had either been met or waived, therefore from 1 November 2023 the SA PGM operations includes 100% Kroondal
8The nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts, together referred to as nickel equivalent products
9The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
10See "Salient features and cost benchmarks" sections Sandouville nickel refinery for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost
11The Century zinc tailings retreatment operation is a leading tailings management and rehabilitation operation in Queensland, Australia. The Century operation was acquired by the Group on 22 February 2023
12Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
13Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
14Adjusted EBITDA, All-in sustaining cost (AISC) and nickel equivalent sustaining cost are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" in the operating and financial results booklet for the year ended 31 December 2024 for more information on the Non-IFRS metrics presented by Sibanye-Stillwater
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OF SIBANYE-STILLWATER
Our strategic diversification and proactive actions in response to many of the forces currently driving global change have ensured that the Group is well positioned to sustain a longer period of low prices, and to benefit from opportunities which may emerge. The economic context may remain challenging for some time and, accordingly, our focus remains on the strategic essentials: optimizing operations for profitability and sustainability and protecting the Group balance sheet in order to secure our financial health.
The operational restructurings undertaken over the last 18 months have secured greater operational stability and have, on balance, improved the profitability of the Group, with the SA PGM operations profitable for 2024, the SA gold operations benefiting from the increasing gold price, and the Century operations in Australia and recycling operations in the US region all contributing positively to the Group. The restructuring of the US PGM operations in Q4 2024 and ongoing restructuring at Sandouville, are expected to reduce losses from those operations for 2025, further underpinning Group firmer earnings outlook.
SAFETY
The continued improvement in most of the Group's safety statistics and risk reduction is pleasing. The Group Serious Injury Frequency Rate (SIFR) and Total Recordable Injury Frequency Rate (TRIFR) declined by 15% and 17% respectively year on year, with SIFR of 2.21 (incidents per million hours) and TRIFR of 4.36, the lowest recorded levels since 2013. SIFR and TRIFR have declined over the past three years by compound annual decline rates of 16% and 15% respectively, demonstrating a sustained safety improvement trend over consecutive years. While we have also observed a consistent decline in high potential incidents (HPIs) reported since H2 2022, with the FIFR reducing by 34% from the three-year trailing average FIFR, the loss of eight colleagues during 2024 (11 for H1 2023) is tragic and unacceptable. Our commitment to preventing fatal incidents through our Fatal elimination strategy, remains our utmost priority for 2025. On behalf of management and the Board of Sibanye-Stillwater, we wish to express our deep regret and extend our sincere condolences to the families and friends of our late colleagues.
STRATEGIC DELIVERY – APPROPRIATE AND RELEVANT
Proactive restructuring and strategic positioning
The strategic importance of the Group's diversified portfolio of metals, was again reinforced by the significant increase in the financial contribution of the SA gold operations to the Group. These mature mines, buoyed by the tailwind of a strong gold price, delivered materially better financial results for 2024, during a challenging period for most of our other metals, which are more aligned with industrial economic cycles.
Due to a largely improved operating performance for H2 2024 and a 26% increase in the average rand gold price compared with H2 2023, adjusted EBITDA from the SA gold operations increased by R2.5 billion to R3.6 billion for H2 2024, which was R1.0 billion or 38% higher than adjusted EBITDA from the SA PGM operations for H2 2024, and accounted for 56% of Group adjusted EBITDA for the period.
This was the first 6-month period since 2017 that adjusted EBITDA from the SA gold operations has exceeded the contribution from the SA PGM operations and marks a notable turnaround from previous years when the SA PGM and US PGM operations comprised 80%-90% of Group earnings and sustained the Group during a period when the SA gold operations experienced significant operational disruptions.
The significant increase in the profit from the SA gold operations and restructuring of the Group operations have, on balance, stabilised Group profitability. Group adjusted EBITDA of R6.4 billion (US$360 million) for H2 2024 was in line with adjusted EBITDA of R6.4 billion (US$340 million) for H2 2023, marking the third consecutive 6-month period of consistent Group adjusted EBITDA.
Our strategic investment in circular economy assets is also proving valuable, with the US PGM and Reldan recycling operations offering stable margins through cycles and contributing combined adjusted EBITDA of US$32 million (R594 million) to the Group for 2024. Our surface reprocessing assets also contributed to Group profitability, with adjusted EBITDA from the Century reprocessing operations in the AUS region, adding R641 million (US$34 million) for 2024 with adjusted EBITDA from DRDGOLD for 2024 of R2.5 billion (U$S139 million).
The impact of lower PGM prices and cost inflation on margins from the SA PGM operations was moderated by the restructuring and closure of loss-making operations during H1 2024. Production from the SA PGM operations was 4% higher year-on-year, however, additional production from the acquisition of Anglo American Platinum's 50% share in Kroondal, was offset by lower production from the Rustenburg operation (following the collapse of the bin and conveyor at the Siphumelele shaft) and the Kroondal operation (following illegal industrial action), and the restructuring and closure of high-cost and end-of-life operations at the Marikana and Kroondal operations in H1 2024. Operating cost was well managed, increasing by 6% to R23,608/4Eoz (US$1,317) for H2 2024, in line with inflation, with AISC increasing by 10% to R22,317/4Eoz (US$1,245/4Eoz) due to increased capital at the Rustenburg and Kroondal operations on extension and chrome projects.
At lower operating margins however, the SA PGM operations, are highly leveraged and due to a marginally lower average 4E basket price of R23,892/4Eoz (US$1,333/4Eoz) and a 10% increase in AISC, adjusted EBITDA for H2 2024 decreased by 55% to R2.6 billion (US$152 million) compared to H2 2023. The change from a PoC to Toll processing arrangement by the Kroondal operation, also resulted in production from 1 September 2024 (four months) not being sold due to the build-up of inventory in the processing pipeline. A more stable production performance for 2025, is expected to moderate cost increases and preserve margins from the SA PGM operations, with the newly signed Glencore Merafe Venture chrome agreements potentially adding value in future.
The 2E PGM basket price for the US PGM operations has been substantially lower than AISC for the US PGM operations since 2021, despite the successful restructuring of the US PGM operations undertaken during Q4 2023. Mined 2E PGM production of 425,842 2Eoz for 2024 was consistent with 2023 and AISC reduced by 27% to US$1,367/2Eoz (R25,042/2Eoz). The 21% decline in the average 2E PGM basket price from US$1,243/2Eoz for 2023 to US$988/2Eoz for 2024 however, necessitated further restructuring to address ongoing losses.
This next phase of restructuring announced in September 2024 and concluded during Q4 2024, is expected to reduce operating cost from the US PGM operations for 2025 by approximately US$140 million and capex by US$50 million (reduced in line with lower planned production rate) compared with 2024. The Stillwater West mine has been placed on care and maintenance, with production focusing on lower volume, higher margin production from the East Boulder and Stillwater East mines.
The financial position of the US PGM and US Recycling operations could be significantly enhanced by potential payments equivalent to 10% of operating costs arising from Section 45X of the Inflation Reduction Act (IRA). The final Section 45X rules of the IRA, published in Q4 2024 by the US Department of the Treasury, were amended to include extraction and processing costs in addition to refining costs as qualifying for a 10% Advance Manufacturing Production credit. The change in the US administration in January 2025, has introduced some uncertainty regarding the Section 45X regulations, Ongoing resource nationalism and an imperative to secure local supply chains for many jurisdictions, provides a compelling case for continued support for local supply of critical minerals for the US.
The potential Section 45X tax credit benefit for the US PGM operations for 2025, is estimated to be US$30 million (R547 million) for 2025 (equivalent to a US$110/2Eoz reduction in AISC) with the US PGM recycling operations potentially qualifying for an additional estimated credit of US$30 million (R547 million) for 2025, which combined (US$60 million) would significantly improve profitability from the US PGM operations. Furthermore, the rules are retrospective with combined credits relating to the 2023 and 2024 financial years estimated at approximately US$120 million (R2.2 billion) and US$90 million (R1.6 billion).
Balance sheet reinforcement
The initiatives to reinforce the balance sheet announced in February 2024, were largely complete by year-end. During Q4 2024, a US$50 million (R905 million) chrome prepay was concluded on 1 December 2024, with only the US$500 million stream financing undertaken with Franco Nevada, which was announced on 19 December 2024, pending completion of outstanding conditions precedent.
In total, the transactions concluded over the past year have added approximately R36 billion (US$1.9 billion) of additional headroom for the Group balance sheet and significantly enhanced Group financial liquidity, flexibility and optionality. Group Net debt to adjusted EBITDA ratio of 1.79x at the end of December 2024 remained well below the covenant level of 3.5x and, after adjusting for the R9 billion stream proceeds, pro forma net debt to adjusted EBITDA reduces to 1.08x, which is well below the net debt to adjusted EBITDA ratio of 1.43x at the end of H1 2024 and close to mid cycle comfort levels of 1x.

The Group's liquidity headroom of R45.7 billion (US$2.4 billion (consisting of R16 billion (US$853 million) cash and R29.7 billion (US$1.6 billion) undrawn facilities), easily covers the R13bn (US$0.7bn) November 2026 bond maturity and is sufficient to sustain the Group for an extended period. Liquidity headroom to be extended further through the US$500m Stream financing.
Considering the current uncertain macro-economic environment we plan to retain the prudent approach outlined in the 2023 results presentation in February 2024, to proactively mitigate increases in net debt until positive cashflow from operations is restored.
FINANCIAL OVERVIEW
The restructuring undertaken at the US PGM operations during Q4 2024 (repositioning for lower PGM prices, by deferring production growth and maintaining lower levels of production to reduce costs and capital requirements), successfully delivered stable mined 2E PGM production of 425,842 2Eoz for 2024 compared with 2023, with AISC reducing by 27% to US$1,367/2Eoz (R25,042/2Eoz).
Total operating costs for 2024 declined by 3% to US$483 million (R8.8 billion), with unit operating cost of US$1,134/2Eoz (R20,775/2Eoz), 3% lower year-on-year. AISC benefited from reduced ore reserve development (ORD) and sustaining capital expenditure, as per the reduced production plan, with ORD of US$105 million (R1.9 billion), 50% lower year-on-year and sustaining capital expenditure decreasing by 72% to US$33 million (R611 million). Project capital expenditure declined by 62% to US$16 million (R291 million) for 2024 with expenditure limited to the East Boulder Stage 5 /6 tailings and waste storage facilities.
The Inflation Reduction Act (“IRA”) of 2022 added a new tax code, Section 45X, which allows among other for an advanced manufacturing production tax credit for manufacturing of critical minerals within the US. Under the final rules issued in October 2024, the company is eligible to claim a 10% production tax credit on costs associated with the production of primary (mined) and secondary (recycled) applicable critical minerals. Under the initial draft regulation our interpretation was that we were not eligible for a significant credit, but the revised regulations include extraction and initial processing cost, as well as the costs of purchasing recycle material so long as that material does not yet meet the final purity metrics. The final eligibility step requires certification from the company's contract refiner, which is in process.
The US PGM operations anticipate claiming approximately US$61 million (R 1.1 billion) credit to the underground operations relating to 2023 and approximately US$58 million (R1.1 billion) for 2024 resulting in 2023 AISC being 7% lower at US$1,754/2Eoz (R32,297/2Eoz) and 2024 AISC 11% lower at US$1,231/2Eoz (R22,547/2Eoz). These credits are expected to be received in 2026 or 2027 when the tax returns will be assessed. The estimated Section 45X credit for 2025 is approximately US$30 million (R547 million), equivalent to a US$110/2Eoz reduction in AISC for 2025.
The global autocatalyst recycling market remains depressed, with no visible signs of recovery. Persistent macroeconomic challenges, including high interest rates, inflationary pressures, and elevated prices of used and new vehicles, continue to dampen consumer demand for new vehicles. As a result, older light-duty vehicles remain in service for longer, extending scrappage periods and impacting the availability of spent autocatalysts for recycling. These factors continued to impact spent autocatalyst receipt and feed rates during 2024. The average spent autocatalyst fed for 2024 increased by 1% to 10.6 tonnes per day, a marginal improvement from 10.5 tonnes per day for 2023, but still well below average feed rates of around 24 tonnes fed at the peak in 2021. Total PGM ounces fed for 2024 of 316,470 3Eoz were 2% higher year-on-year.
It is anticipated that the US PGM recycling operations will also qualify for a S45X credit of approximately 10% of operating costs. Once we have the contract certificate from our contractor refiner we expect to be able to claim approximately US$59 million (R1.1 billion) for 2023 and approximately US$32 million (R586 million) for 2024, with approximately US$30 million for 2025 (R547 million), improving the profitability of the recycling operations.
Since its acquisition in March 2024, Reldan has delivered solid financial and operational results, particularly benefiting from higher gold volumes and prices compared to 2023, processing over 20 million pounds of mixed scrap and industrial waste. By increasing volumes of higher margin industrial waste and reducing volumes of lower margin electronic waste, the operating margin increased by 1% for 2024. Reldan sold 107,680 oz gold, 1.7Moz silver, 15,292 oz platinum, 19,835 oz palladium and 2.6Mlbs of copper, contributing adjusted EBITDA of US$15 million (R268 million) for 2024 since acquisition to the Group.
The SA PGM operations delivered another consistent operational performance with PGM production of 1,835,410 4Eoz (including attributable production from Mimosa and third-party purchase of concentrate (PoC)) 4% higher than for 2023 and within annual guidance of 1.8 to 1.9 million 4Eoz for 2024. PGM production excluding third party PoC for 2024 of 1,738,946 4Eoz was 4% higher than for 2023. Third party PoC of 96,464 4Eoz for 2024 was in line with 2023, but 20% higher than guided for 2024 (80,000 4Eoz).
The strategic importance of the Group's diversified portfolio of metals, is again evidenced by the significant increase in the financial contribution of the SA gold operations to the Group. Despite significant restructuring, these mature mines buoyed by the tailwind of a strong gold price in a challenging period for most other metals, which are more aligned with industrial economic cycles, delivered materially better financial results for 2024. Adjusted EBITDA from the SA gold operations increased by 66% year-on-year, from R3.5 billion (US$193 million) for 2023 to R5.8 billion (US$323 million) for 2024 (R3 billion loss in 2021). The 66% increase in adjusted EBITDA from our SA gold operations has provided a critical underpin for the Group, comprising 45% of Group adjusted EBITDA for 2024, from 17% the year before.
The Sandouville nickel refinery financial and operational performance improved in 2024 compared to the previous year as a result of reduced costs and better plant stability and reliability.
Construction activities at the Keliber lithium refinery in Kokkola, Finland have continued with good progress. The main equipment installations are being finalised and pre-commissioning activities will start in Q1 2025. The lithium refinery is expected to be completed in Q3 2025, with cold commissioning commencing thereafter.
The Century zinc tailings retreatment operation (Century operation) produced 82 kilotonnes (kt) of payable zinc metal for 2024 (76kt for the 10 months in 2023) at AISC of US$2,317/tZn (R42,446/tZn) below guidance of 87kt to 100kt at the beginning of 2024, due to severe disruptions caused by external factors. As stated, production for Q1 2024 was impacted by heavy wet season conditions which caused numerous interruptions to production. After a strong production recovery during Q2 and Q3 2024 with good operational consistency, production was again heavily impacted in Q4 2024 by a regional bushfire which engulfed the mine on the 9 October 2024, damaging 23km of poly piping, vital for operating activities. After replacing all the damaged infrastructure, normalised levels of production were only achieved in early December 2024.
The Mt Lyell feasibility study (AACE Class 3 Estimate) was completed in H1 2024. Positive project economics indicated an immediate transition to the next stage of required study (AACE Class 2 Estimate), scheduled for completion in H2 2025.

STRATEGIC REVIEW
The Group focus on strategic essentials has not precluded the progression of several value accretive initiatives.
Chrome value opportunity
On 19 February 2025 a strategic enhancement to the historical Marikana chrome contract (Marikana Contract) and a new Chrome Management Agreement (CMA) were signed with the Glencore Merafe Venture (GM Venture). The majority of the Chrome Recovery Plants (CRPs) at Sibanye-Stillwater’s SA PGM operations will be operated by the GM Venture once the CMA is effective, which intends to leverage its processing expertise to optimise chrome production yields and reduce operational costs across all relevant CRPs.
The enhanced Marikana Contract is expected to accelerate completion of delivery of contracted chrome volumes agreed between Lonmin and the GM Venture in 2011, by approximately 20 years, through increasing feed and improving recoveries from the Marikana CRPs. Upon expiry of the Marikana Contract, the Marikana CRPs will become subject to the terms of the CMA, increasing Sibanye-Stillwater's share of free cash flow from chrome production from the Marikana CRPs. Together, these agreements are expected to allow greater exposure to chrome prices and incentivise future chrome production growth, realising significant value for Sibanye-Stillwater and enhancing value creation opportunities for the Marikana operation.
The improved economics of Sibanye-Stillwater's chrome production are expected to enhance the inherent value and commercial viability of development and extension projects at the SA PGM operations, which are currently being assessed.
Uranium strategy
On 9 December 2024, the Group announced that it had agreed to sell its Beatrix 4 shaft, Beatrix operations in the Free State (which includes the Beisa uranium project) (the Transaction), to Neo Energy Metals Plc. (Neo Energy1) for a total Transaction consideration of R500 million, comprising R250 million in cash and R250 million in newly issued shares in Neo Energy (which on signing equated to Sibanye-Stillwater owning a shareholding of approximately 40% in Neo Energy).
The Transaction advances the Group uranium strategy by presenting Neo Energy with an opportunity to develop the Beisa uranium project to be developed by Neo Energy, while allowing Sibanye-Stillwater to maintain exposure to future uranium production without sole reliance on Group capital funding.
The Group is also assessing various alternatives to release value from its significant surface uranium resources at Cooke. Further details will be announced as appropriate.
1.Neo Energy is a uranium exploration and development company listed on the main board of the London Stock Exchange (LSE) and dual-listed in South Africa on the A2X market.
Rhyolite Ridge
Sibanye-Stillwater announced in September 2021 that it had reached an agreement with ioneer to establish a joint venture company with respect to Rhyolite Ridge. The completion of the joint venture is subject to various conditions precedent under the joint venture agreement, which has been subject to various amendments since September 2021. These conditions include a final investment decision from the board of directors of Sibanye-Stillwater affirming its commitment to proceed with Rhyolite Ridge.
In October 2024, Sibanye-Stillwater received updated project and technical information from ioneer in the form of a technical report summary and other updated technical reports. Management, with the assistance of external specialists, has reviewed and conducted due diligence on that information. The Board is currently assessing the relevant information to inform an investment decision.

KEY FINANCIAL RESULTS

US dollar						SA rand
Year ended		Six months ended				Six months ended			Year ended
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024	KEY STATISTICS	Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
6,172	6,121	2,846	2,949	3,172	Revenue (million)	56,925	55,204	53,116	112,129	113,684
(72)	(14)	(86)	(14)	—	Basic earnings per share (cents)	1	(259)	(1,597)	(258)	(1,334)
3	3	(8)	1	3	Headline earnings per share (cents)	55	10	(145)	64	63
DIVIDEND DECLARATION
In line with Sibanye-Stillwater’s dividend policy and Capital Allocation Framework, the Board of Directors resolved not to declare a final dividend (2023: no final dividend declared).
This short-form announcement is the responsibility of the Board.
The information disclosed is only a summary and does not contain full or complete details. Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement outlining the operating and financial results for the six months ended 31 December 2024, and reviewed condensed consolidated financial statements for the year ended 31 December 2024 (results booklet), which is available for viewing on the Company’s website at https://www.sibanyestillwater.com/news-investors/reports/quarterly/ and via the JSE cloudlink at
https://senspdf.jse.co.za/documents/2025/jse/isse/sswe/FY24Result.pdf.

The financial results as contained in the condensed consolidated financial statements for the year ended 31 December 2024, from which this short-form announcement has been correctly extracted, have been reviewed by EY Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor’s report can be obtained from the Company’s registered office, by emailing the Company Secretary (lerato.matlosa@sibanyestillwater.com).

Contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
+27(0)83 453 4014
Website: sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in technical and economic assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans, or maintain required board gender diversity, in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2023 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2023 on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.